UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-38712

Pintec Technology Holdings Limited

(Exact name of registrant as specified in its charter)

9/F Heng An Building

No. 17, East 3rd Ring Road

Chaoyang District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 20, 2021, Pintec Technology Holdings Limited (“PINTEC” or the “Company”) announced change of venue for its extraordinary general meeting of shareholders (“EGM”) scheduled to be held on May 7, 2021. The updated notice of the EGM and form of proxy for shareholders are included herewith as exhibits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pintec Technology Holdings Limited

Date: April 21, 2021	By:	/s/ Steven Yuan Ning Sim
	Name:	Steven Yuan Ning Sim
	Title:	Chief Financial Officer

Exhibit Index

Exhibit 99.1 — Press Release

Exhibit 99.2 — Notice of the Extraordinary General Meeting

Exhibit 99.3 — Form of Proxy for Shareholders for the Extraordinary General Meeting